EXHIBIT 99.3

FORM  52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Wade Dawe, the President and Chief Executive Officer of Brigus Gold Corp., certify the following:

1.           Review:  I have  reviewed  the  interim  financial  statements and interim  MD&A  (together, the “interim  filings”) of Brigus Gold Corp. (the “issuer”)  for the interim  period ended June 30, 2011.

2.           No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.           Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.           Responsibility:  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.           Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation  of financial statements for external purposes in accordance with the issuer’s  GAAP.

5.1         Control framework:  The control framework the issuer’s  other certifying officer and I used to design  the issuer’s ICFR is Internal Control — Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2         N/A

5.3         Limitation on scope of design:  The issuer has disclosed in its interim MD&A

A.	the fact that the issuer’s other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

i.	N/A

ii	N/A; or

iii.	N/A

B.	N/A

6.           Evaluation:  The issuer’s other certifying offer and I have

A.
evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the interim period end and the issuer has disclosed in its interim MD&A our conclusions about the effectiveness of DC&P at the interim period end based on that evaluation; and

B.	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the interim period end and the issuer has disclosed in its interim MD&A

i.	our conclusions about the effectiveness of OCFR at the interim period end based on that evaluation; and

ii	N/A

7.           Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 31, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.           Reporting to the issuer’s auditors and board of directors or audit committee:  The issuer’s other certifying offer and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date:   August 15, 2011.

/s/ Wade Dawe
Wade Dawe,
President and Chief Executive
Officer